Exhibit 3.10

ARTICLES OF AMENDMENT TO THE ARTICLES OF

INCORPORATION

OF BIO STANDARD CORPORATION

Pursuant to the provisions of Section 607.1006. Florida Statutes, the undersigned corporation, Bio Standard Corporation (P98000090003) adopts the following Articles of Amendment to its Articles of Incorporation.

Article 1. Amendment

The Articles of Incorporation of the Corporation are amended as follows:

Article III is deleted in its entirety and replaced with the following:

       Article III

The Corporation shall have the authority to issue 15,000,000 shares of common stock, par value $0.001 per share. In addition, the Corporation shall have the authority to issue 50,000,000 shares of non-voting common stock, par value $0.001 per share which may be divided into series and with preferences, limitations, relative rights determined by the Board of Directors. In addition, the Corporation shall have the authority to issue 10,000,000 shares of preferred stock, par value $0.001 pcr share which may be divided into series and with preferences, limitations, relative rights determined by the Board of Directors.

Article II. Date Amendment Adopted

The amendment set forth in these Articles of Amendin6nt-was adopted by the Board of Directors.

Article III. Approval of Amendment

The amendment Set forth in these Articles of Amendment was authorized by the Corporation's Board of Directors and approval by the shareholders was not required based upon Section 607.10025, Florida Statutes.

The undersigned executed this document on the date shown below. 1

Bio Standard Corporation

By: /s/ Tina Phan

Name: Tina Phan

Title: President

Date: 05-06-2003